SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 13, 2011

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong
 (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No X

BONSO ELECTRONICS INTERNATIONAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
TO BE HELD FEBRUARY 24, 2011 AT 11:00 AM (SHENZHEN TIME)

Notice is hereby given that an annual meeting of the shareholders (the “Shareholders”) of Bonso Electronics International Inc., a British Virgin Islands corporation (the “Corporation” or “Bonso”), will be held at 11:00 a.m., local time, on February 24, 2011, at the offices of the Corporation’s China Subsidiary, at 132 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen, China, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

1.
To elect the following five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Kim Wah Chung, Woo Ping Fok, J. Stewart Jackson IV and Henry F. Schlueter;

2.	To ratify the selection of Moore Stephens as the independent public accountants of the Corporation for the fiscal year ending March 31, 2011; and

3.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on January 12, 2011 shall be entitled to notice of and to vote at the Meeting.  All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our shareholders on the Internet.  We believe this approach will allow us to provide our shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Internet Notice.  Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for the year ended March 31, 2010, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge upon written request from the Corporation at 1404, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Anthony So, Chairman and Chief Executive Officer
Hong Kong

January 15, 2011

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our shareholders as of the close of business on January 12, 2011, which we refer to as referred to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on February 24, 2011.  As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement.  This proxy statement provides notice of the Meeting, describes the proposals presented for shareholder action and includes other information about the Corporation. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.

The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person.  These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

           Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

           You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 5,246,903 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

           The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 1,748,968, votes will be required to establish a quorum.  Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Meeting?

Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct.  If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

           Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.

           For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

           Votes will be counted and certified by Computershare Trust Company, N.A.  (“Computershare”), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients.

What are the Board of Directors’ recommendations?

           Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named; and FOR the ratification of the selection of Moore Stephens as independent public accountants of the Corporation for the year ending March 31, 2011.

The Corporation’s executive officers and directors have advised the Corporation that they intend to vote their shares 2,302,977 (including those shares over which they hold voting power), representing approximately 43.9% as of January 10, 2011, of the outstanding shares of common stock, in favor of each of the proposals above.

Will shareholders be asked to vote on any other matters?

           To the knowledge of the Corporation and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

           Election of Directors.

The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

           Ratification of Moore Stephens and other items.

For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2011 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the Ratification of Moore Stephens and other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. With the sole exception of the ratification of Moore Stephens as independent auditors for the year ending March 31, 2011, no matters submitted for shareholder approval herein are "routine" matters. When a brokerage firm votes its customers' un-voted shares, these shares are counted for purposes of establishing a quorum.  At our Annual Meeting these shares will be counted as voted by the brokerage firm with respect to ratifying the Board of Directors' reappointment of Moore Stephens as Corporation’s auditors for the year ending March 31, 2011.

PROPOSAL 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified.  The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

Unless otherwise directed by Shareholders, the proxy holders named in the accompanying Proxy will vote all shares represented by Proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors.  The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected.  In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

Anthony So, 67, is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006.  Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master’s degree in business administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

Kim Wah Chung, 52, has been a director since September 1994.  Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development.  Mr. Chung is responsible for all research projects and product development.  Mr. Chung’s entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments.  Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a bachelor of science degree in electronics.

Woo-Ping Fok, 61, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co. Mr. Fok’s major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.  Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

J. Stewart Jackson IV, 74, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960’s, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc.  Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005.  Mr. Jackson has served as the Chief Executive Officer of J S J Corporation.  Mr. Jackson served on the advisory board of directors for Underwriter’s Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940’s. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

Henry F. Schlueter, 59, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding.  Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA’s, the Colorado and Denver Bar Associations and the Wyoming State Bar.

Anthony So, the Corporation’s President, Chief Executive Officer and Chairman of the Board of Directors is the father of Albert So, the Corporation’s Chief Financial Officer.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of January 10, 2011:

Name	Shares of Common Stock Owned of Record	Options Held	Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership

Anthony So	1,626,195 (1)	478,500 (2)	2,104,695	34.8%

Kim Wah Chung	93,700	95,000 (3)	188,700	3.5%

Henry F. Schlueter	34,000	30,000 (6)	64,000	1.1%

Woo-Ping Fok	66,507	30,000 (6)	96,507	1.7%

J. Stewart Jackson IV	462,575 (5)	50,000 (4)(6)	512,575	9.1%

All Directors and Officers as a group (5 persons)	2,282,977	683,500	2,966,477	47.4%

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)
Includes options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(3)
Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(4)
Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(5)	Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson’s wife.
(6)
Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer 's corporate governance practices are not prohibited by home country law.

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands.  We will follow British Virgin Island law in respect to the following requirements:

▪	A majority of Bonso’s board of directors will not be independent;
▪	Bonso will not have a nominating committee;
▪	Bonso will not have a compensation committee;
▪	Bonso’s independent directors will not meet in executive session; and
▪	Bonso’s audit committee may have only one member.

BOARD COMMITTEES

The Board of Directors maintains an Audit Committee. Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is “independent” as defined in the NASDAQ listing standards and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The Audit Committee was established to:  (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors.  Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.  A copy of the amended formal charter for the Audit Committee is attached hereto as Appendix A.

COMPENSATION OF OFFICERS AND DIRECTORS

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2010 to all directors, former directors, and officers as a group for services in all capacities was $1,176,056.  Total compensation for the benefit of Anthony So was $800,000, for the benefit of Kim Wah Chung was $151,103, for the benefit of George O’Leary was $60,000, for the benefit of Albert So was $86,538 and for the benefit of Henry F. Schlueter was an aggregate of $78,415.  The $78,415 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2010, other than contributions to our Provident Fund Plan, which aggregated $15,846 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung.  Mr. So’s employment agreement provides for a yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a yearly salary of approximately $200,000 per year plus bonus, as stated in their respective employment agreements, which expire on March 31, 2013.  We also provide a property in Hong Kong to Mr. So as part of his compensation.  Mr. So’s employment agreement contains a provision under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in his employment agreements occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at March 31, 2010.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date

Anthony So	128,000	$3.65	April 9, 2011
	128,000	$2.50	March 6, 2012
	222,500	$1.61	March 31, 2013
Kim Wah Chung	20,000	$3.65	April 9, 2011
	20,000	$2.50	March 6, 2012
	55,000	$1.61	March 31, 2013
Woo-Ping Fok	10,000	$7.875	January 9, 2011
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
J. Stewart Jackson IV	10,000	$7.875	January 9, 2011
	10,000	$2.55	October 15, 2011
	10,000	$1.61	March 31, 2013
	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015
Henry F. Schlueter	10,000	$6.12	March 25, 2014
	10,000	$6.20	September 12, 2014
	10,000	$4.50	December 4, 2015

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities.  All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Employee retirement benefits

With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Corporation in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees.  All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.  Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000.  BEL joined the MPF by implementing a plan with a major international assurance company.  All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF.  Eligible employees and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum contribution of HK$1,000 (US$128) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss).  The Group’s total contributions to the above schemes for the years ended March 31, 2008, 2009 and 2010 amounted to $251,538, $324,882 and $276,187, respectively.  The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans

The 1996 Stock Option Plan

In October 1996, our stockholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”) which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan.  The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Corporation.

The Employees’ Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees’ Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee, only by such optionee.

The exercise price of an option granted pursuant to the Employees’ Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee’s promissory note, or by a combination of the above, at our discretion.

During the fiscal year ended March 31, 2010, no options were granted under the Employees Plan.

The 1996 Non-Employee Directors’ Stock Option Plan

In October 1996, our stockholders adopted the 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”) which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of common stock.  In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock under the Non-Employee Directors’ Plan.

On November 16, 2006, the Board of Directors of the Corporation voted to rescind the Corporation’s 1996 Non-Employee Directors’ Stock Option Plan (the “Non-Employee Directors’ Plan”).  All options previously granted under the Non-Employee Directors’ Plan continue in full force and effect pursuant to their terms of grant.

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Corporation’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation.  The Corporation believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation.  The committee members currently are Anthony So and Woo-Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

As of March 31, 2010, no options had been granted under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation’s Common Stock in the form of stock a stock bonus.

The purpose of this Stock Bonus Plan is to:  (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries.  The Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation.  The Committee members currently are Anthony So and Woo-Ping Fok.  The Committee has the authority, in its sole discretion:  (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2010, no shares had been granted under the Stock Bonus Plan.

CERTAIN TRANSACTIONS

Over the years, the Corporation has provided to and received cash advances from its officers and directors.  In October 1994, the Board of Directors adopted a policy prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation’s ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation.  Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties.  The Corporation has neither provided nor received any cash advances to its officers or directors since this policy was adopted.

During the fiscal year ended March 31, 2010, we paid Schlueter & Associates, P.C. an aggregate of $78,415 for legal fees.  Mr. Henry F. Schlueter, a director of the Corporation, is the Managing Director of Schlueter & Associates, P.C.

As of March 31, 2008, BEL had paid deposits of approximately US$1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequently to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL’s potential investments and paid BEL the full amount of approximately US$1,528,000 in September 2008.  The carrying amount of the deposits approximates their fair value due to their short maturities.

PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

The Board of Directors has selected Moore Stephens as the independent public accountants of the Corporation for the fiscal year ending March 31, 2011, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.

Unless otherwise directed by Shareholders, the proxy holder named in the accompanying Proxies will vote all shares represented by Proxies held by him to ratify the selection of Moore Stephens as the independent public accountants of the Corporation for the fiscal year ending March 31, 2011.

Fees Paid to the Independent Auditors

Audit Fees

The aggregate fees billed by Moore Stephens for professional services rendered for the audit of the Corporation’s annual consolidated financial statements for the fiscal year ended March 31, 2010 and 2009 was $195,000 and $205,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2010 and for the fiscal year ended March 31, 2009.

Tax Fees

The aggregate fees billed by Moore Stephens for professional services rendered for tax compliance for the fiscal year ended March 31, 2010 were $2,862 and $nil for the fiscal year ended March 31, 2009.  The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2010 were $21,749 and $59,190 for the fiscal year ended March 31, 2009.

Board Recommendation
The Board of Directors recommends a vote FOR the ratification of the selection of Moore Stephens as the independent public accountants of the Corporation for the fiscal year ending March 31, 2011.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement.  If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying Proxy to vote the shares they represent as the Board of Directors may recommend.  Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed Proxy.

By Order of the Board of Directors

Anthony So, Chairman of the Board of Directors

APPENDIX A

BONSO ELECTRONICS INTERNATIONAL INC.
AUDIT COMMITTEE CHARTER
(as amended effective June 30, 2005)

Organization

There shall be a committee of the board of directors to be known as the audit committee. The audit committee shall be composed of (i) directors who are independent of the management of the corporation and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member, and (ii) such officer(s) of the corporation as shall be designated from time to time by the board of directors, provided, however, that the independent directors who are members of the audit committee shall at all times comprise a majority of the audit committee. All members of the committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the corporation or an outside consultant. The members of the committee shall be elected by the board at the annual organizational meeting of the board or until their successors shall be duly elected and qualified. Unless a chair is elected by the full board, the members of the committee may designate a chair by majority vote of the full committee membership.

Statement of Policy

The audit committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to accounting; reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the audit committee will:

•
Obtain from the independent auditors a formal written statement delineating all relationships between the independent auditor and the corporation, consistent with Independence Standards Board Standard 1.

•
Actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and for taking or recommending that the full board of directors of the corporation take appropriate action to oversee the independence of the independent auditors.

•
Be directly responsible for the appointment, compensation, retention and oversight of the work of any independent auditors engaged (including any resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the corporation, and the independent auditors shall report directly to the audit committee.

•
Establish procedures for: (i) the receipt, retention, and treatment of complaints received the by corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

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Have the authority to engage advisers, including independent counsel and other advisers, as the committee may determine is necessary to assist the audit committee in the performance of its duties. The corporation shall provide appropriate funding for payment of compensation to the independent auditors and payments to any advisers employed by the audit committee.

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

•
Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized; and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•
Review with the independent auditors, and financial and accounting personnel, the a adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might a deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

•	Inquire of management and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the company,

•
Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

•
Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to hi: discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the company

•	Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

•
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountant

•	Prepare a letter for inclusion in the annual report that describes the committee’s composition and responsibilities, and how they were discharged.

Adopted by the Board of Directors on August 17, 2000
Amended by the Audit Committee effective as of June 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 13, 2011	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary